Exhibit 99.4

BC FORM 53-901F
(Previously Form 27)

British Columbia Securities Act ("Securities Act")

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED CONFIDENTIAL".

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

LINUX GOLD CORP. #1103 – 11871 Horseshoe Way Richmond, BC V7A 5H5 Phone: (604) 278-5996

Item 2: Date of Material Change

State the date of the material change.

September 22, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

September 22, 2003 Vancouver, British Columbia A copy of the Press Release is attached hereto as Schedule "A".

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has continued a second phase of drilling on the TY Gold property. The purpose of the program is to confirm high-grade results encountered by previous drilling on the property, which produced results up to 0.93 ounces of gold per ton over 15 feet, including a 5-foot section of 1.7 ounces of gold per ton.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to section 85 (3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will not longer or will not be relied upon, a reporting issuer may nevertheless believe on or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in section 1.5 of the Rules.

Not applicable.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

John G. Robertson President (604) 278-5996

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia this 24th day of September , 2003.

LINUX GOLD CORP.

Per:

"John Robertson"
John G. Robertson,
President and Director

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

NEWS RELEASE

LINUX GOLD CORP.

LINUX GOLD CONTINUES DRILLING IN THE
BRALORNE MINING DISTRICT, B.C.

For Immediate Release: September 22, 2003, Vancouver, B.C. – Linux Gold Corp. (LNXGF-OTC BB & GISBeX) announces that it has continued a second phase of drilling on the TY Gold property. The purpose of the program is to confirm high-grade results encountered by previous drilling on the property, which produced results up to 0.93 ounces of gold per ton over 15 feet, including a 5-foot section of 1.7 ounces of gold per ton.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson	Contact:	John Robertson
President		Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616
www.linuxgoldcorp.com